Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated September 14, 2009 and Index Supplement dated September 14, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 October 26, 2009

$[—] Super Track Notes due October 29, 2010 Linked to the Performance of the S&P GSCITM Ultra Light Energy Excess Return Medium-Term Notes, Series A, No. C-151

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA-/Aa3‡)

Initial Valuation Date:	October 26, 2009‡‡

Issue Date:	October 29, 2009

Final Valuation Date:	October 26, 2010*‡‡

Maturity Date:	October 29, 2010*‡‡‡ (resulting in a term to maturity of approximately 12 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	S&P GSCITM Ultra Light Energy Excess Return (the “Index”) (Bloomberg ticker symbol “SPGCUEP <Index>”)

Upside Leverage Factor:	2

Maximum Return:	26.30%

Payment at Maturity:

If the final level is greater than the initial level, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the Index Return multiplied by the Upside Leverage Factor, subject to a maximum return on the Notes. For example, if the Index Return is 13.15% or more, you will receive the maximum return on the Notes of 26.30%, which entitles you to the maximum total payment of $1,263 for every $1,000 principal amount Note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x Index Return x Upside Leverage Factor]

If the Index Return is less than or equal to 0% you will receive a cash payment equal to (a) the principal amount of your Notes plus (b) the principal amount multiplied by the Index Return

$1,000 + [$1,000 x (Index Return)]

You may lose some or all of your principal if you invest in the Notes.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	[—], the Index closing level on the initial valuation date.

Final Level:	The Index closing level on the final valuation date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06739JQ89 and US06739JQ897

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A (the “Program”) by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”). The Program is rated AA- by S&P. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). As announced in June 2009, Moody’s Investors Services (“Moody’s”) no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. Due to this policy change, the Notes will not be rated by Moody’s; however, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. These ratings are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.
‡‡	If such day is not a scheduled trading day, then the initial valuation date or the final valuation date, as applicable, will be the next succeeding scheduled trading day.
‡‡‡

If the final valuation date is postponed because it is not a scheduled trading day, then the maturity date will be postponed so that the number of business days between the final valuation date (as postponed) and the maturity date (as postponed) remains the same.

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

‡‡	Barclays Capital Inc. will receive commissions from the Issuer equal to [TBD]% of the principal amount of the notes, or [$TBD] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009, the index supplement dated September 14, 2009 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, this pricing supplement and any free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 and the index supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

•	Index supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190961/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”). The Program is rated AA- by S&P. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). An AA- rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. As announced in June 2009, Moody’s Investors Services (“Moody’s”) no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. Due to this policy change, the Notes will not be rated by Moody’s; however, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. An Aa3 rating by Moody’s indicates that the rated securities are currently judged by Moody’s to be obligations of high quality and are subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency and is not a recommendation to buy, sell or hold securities.

FWP–2

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. Note that, for purposes of the hypothetical total returns set forth below, we are assuming the maximum return to be 26.30%. The actual maximum return on the Notes will be set on the initial valuation date and will not be less than 26.30%.

Final Level	Index Return	Payment at Maturity	Total Return on Notes
411.84880	55.00%	$1,263.00	26.30%
385.27791	45.00%	$1,263.00	26.30%
358.70702	35.00%	$1,263.00	26.30%
332.13613	25.00%	$1,263.00	26.30%
305.56524	15.00%	$1,263.00	26.30%
300.64962	13.15%	$1,263.00	26.30%
298.92251	12.50%	$1,250.00	25.00%
292.27979	10.00%	$1,200.00	20.00%
285.63707	7.50%	$1,150.00	15.00%
278.99435	5.00%	$1,100.00	10.00%
272.35162	2.50%	$1,050.00	5.00%
265.70890	0.00%	$1,000.00	0.00%
252.42346	-5.00%	$950.00	-5.00%
239.13801	-10.00%	$900.00	-10.00%
225.85257	-15.00%	$850.00	-15.00%
212.56712	-20.00%	$800.00	-20.00%
185.99623	-30.00%	$700.00	-30.00%
159.42534	-40.00%	$600.00	-40.00%
132.85445	-50.00%	$500.00	-50.00%
106.28356	-60.00%	$400.00	-60.00%
79.71267	-70.00%	$300.00	-70.00%
53.14178	-80.00%	$200.00	-80.00%
26.57089	-90.00%	$100.00	-90.00%
0.00000	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an initial level of 265.7089 to a final level of 278.99435.

Because the final level of 278.99435 is greater than the initial level of 265.7089 and the index return of 5.00% multiply by 2 does not exceed the maximum return of 26.30%, the investor receives a payment at maturity of $1,050.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (5.00% x 2)] = $1,100.00

The total return on the investment of the Notes is 10.00%.

FWP–3

Example 2: The level of the Index increases from the initial level of 265.7089 to a final level of 305.56524.

Because the final level of 265.7089 is greater than the initial level of 265.7089 and the index return of 15.00% multiplied by 2 exceeds the maximum return of 26.30%, the investor will receive a payment at maturity of $1,263.00 per $1,000 principal amount Note, the maximum total payment on the Notes.

Example 3: The level of the Index decreases from an initial level of 265.7089 to a final level of 225.85257.

Because the final level of 225.85257 is less than the initial level of 265.7089, the investor will receive a payment at maturity of $850.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x -15.00%] = $850.00

The total return on the investment of the Notes is -15%.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities” with respect to the reference asset; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices”.

•

Appreciation Potential—The Notes provide the opportunity to enhance equity returns up to the maximum return on the Notes of 26.30%, or a maximum additional payment of $263 for every $1,000 principal amount Note. The actual maximum return on the Notes will be set on the initial valuation date and will not be less than 26.30%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Because the term of your Notes will generally not exceed one year, any gain or loss you recognize upon the sale or maturity of your Notes should generally be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the Notes should be treated in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your Notes or a portion of your Notes. If Section 1256 were to apply to your Notes, gain or loss recognized with respect to your Notes (or the relevant portion of your Notes) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Notes. You would also be required to mark your Notes (or a portion of your Notes) to market at the end of each year (i.e., recognize gain or loss as if the Notes or the relevant portion of the Notes had been sold for fair market value). Alternatively, it is also possible that you could be required to recognize gain or loss each time a contract tracked by the Index rolls.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

FWP–4

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”; and

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the index return is positive or negative. If the Index declines below in the initial level, your investment will be fully exposed to any decline in the Index and you may lose up to 100% of your initial investment.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final level is greater than the initial level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed the maximum return of 26.30% multiplied by the principal amount. The actual maximum return on the Notes will be set on the initial valuation date and will not be less than 26.30%.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. For further discussion, see “Certain U.S. Federal Income Tax Considerations” above, as well as “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

As the Index is a sub-index of the S&P GSCI™ Excess Return Index, disclosure in the index supplement relating to the methodology for compiling the S&P GSCI™ Excess Return Index accordingly relates as well to the methodology of compiling the Index. See the information set forth under “Commodity Indices—S&P GSCI™ Commodity Indices” in the index supplement. The Index is calculated in the same manner as the S&P GSCI™ Excess Return Index, except that (i) the daily contract reference prices, CPWs and “roll weights” used in performing such calculations are limited to those of the S&P GSCI™ Excess Return Index commodities that are

FWP–5

included in the Index (i.e., Energy, Industrial Metals, Precious Metals, Agriculture, and Livestock) and (ii) the Index has a separate normalizing constraint. The dollar weights and daily contract reference prices used in calculating each such normalizing constraint are limited to those of the designated contracts included in the Index.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through October 22 2009. The Index closing level on October 22, 2009 was 265.7089.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

FWP–6